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                              December 30, 2020

       Qing Pan
       Chief Financial Officer
       Noah Holdings Limited
       Building 2
       1687 Changyang Road
       Shanghai 200090, People   s Republic of China

                                                        Re: Noah Holdings
Limited
                                                            Form 20-F for the
fiscal year ended December 31, 2019
                                                            Filed April 24,
2020
                                                            File No. 001-34936

       Dear Mr. Pan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2019

       Item 3. Key Information
       Discussion of Non-GAAP Financial Measures, page 6

   1.                                                   We note your non-GAAP
measure "Adjusted net income attributable to Noah
                                                        shareholders," and the
related adjustment that adds "gains from sales of equity securities"
                                                        to GAAP net income
attributable to Noah shareholders. Please respond to the following:
                                                            Tell us how you
concluded it is appropriate to record realized gains from sales of equity securities
to retained earnings rather than within the income statement in your adoption of ASU
2016-01 and why these realized gains appear to not flow through the income
statement going forward. Reference authoritative guidance where applicable.
                                                            Tell us how the
adjustment amounts are calculated and in what line item of the
                                                            Consolidated
Statement of Cash Flows they are recorded. Supplementally provide a
 Qing Pan
Noah Holdings Limited
December 30, 2020
Page 2
              reconciliation of the adjustment amounts to the Consolidated Statement of Cash
              Flows.
                Tell us how this adjustment is not double counting gains from sales of equity securities within adjusted net income.
                Tell us why this performance measures, which includes realized gains from sales of securities previously excluded due to your adoption of ASU 2016-01, is not substituting individually tailored recognition and measurement methods for those of
              GAAP and does not violate Rule 100(b) of Regulation G. Refer to Question 100.04
              of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations,
              which is available on our website at:
              http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
2. Additionally, we note your adjustments for (gain) loss from fair value changes of equity securities (unrealized) of RMB (39,557) and RMB 15,628 for the years ended December
         31, 2018 and 2019. Please supplementally reconcile the amounts of these adjustments to your Consolidated Statement of Cash Flows for the respective periods.
Item 18. Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Investments, page F-32

3. Please provide the disclosures required by paragraphs 50-1B, 50-2, and 50-3 of ASC 320-
         10-50 in future filings, or tell us why such disclosures are not warranted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Lory Empie,
Staff Accountant at 202-551-3714 with any questions.



FirstName LastNameQing Pan                                    Sincerely,
Comapany NameNoah Holdings Limited
                                                              Division of
Corporation Finance
December 30, 2020 Page 2                                      Office of Finance
FirstName LastName